June 2, 2016

Re:	Madyson Equity Group, LP (the "Company") Draft Offering Statement on Form 1-A Submitted April 22, 2016 CIK No. 0001672461

Dear Ms. McManus,

Please see the answer to your comments below.

General

1.

We note that you are a real estate limited partnership and that you have not yet identified any properties to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a "blind pool" offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure is not appropriate. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06 and Item 7(c) of Part II of Form 1-A. For example purposes only, please provide cover page summary risk factors and prior performance disclosure.

On the cover page, we have added the following:

Some of our Risk Factors include:

•	We are an emerging growth company with a limited operating history.

•	Subscribers will have limited control in our company with limited voting rights. The Managing Limited Partners will manage the day to day operations of the Company.

•	We may require additional financing, such as bank loans, outside of this offering in order for our operations to be successful.

•	We have not conducted any revenue-generating activities and as such have not generated any revenue since inception.

•	Our offering price is arbitrary and does not reflect the book value of our Limited Partnership Interests.

•	Investments in real estate and real estate related assets are speculative and we will be highly dependent on the performance of the real estate market.

•	Our independent auditors have expressed substantial doubt about our ability to continue as a going concern in the independent auditors' report to the financial statements included in the Offering.

•	The Company does not currently own any assets.

25422 Trabuco Rd, #105-244, Lake Forest, CA 92730 (949) 855-8399

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On page 45, we added the following Prior Performance table:

PRIOR PERFORMANCE TABLE

Name and Description of Investment	Fiduciary Role	Total Equity	Profit/(Loss)	IRR

Majestic Drive - Residential Property	Offering Sponsor	338,950	17,950	5.60%

Alicia Point - Residential Property	Offering Sponsor	121,050	7,050	6.20%

Denton Grove - Residential Property	Offering Sponsor	169,700	9,700	6.10%

Julynn Road - Residential Property	Offering Sponsor	348,750	38,750	12.50%

EPR Properties - REIT Stock	Offering Sponsor	1,120,680	216,540	23.90%

Realty Income - REIT Stock	Offering Sponsor	1,478,500	394,000	36.30%

LTC Properties - REIT Stock	Offering Sponsor	421,300	12,217	2.90%

Gladstone - REIT Stock	Offering Sponsor	455,400	30,511	6.70%

LPT Properties - REIT Stock	Offering Sponsor	380,000	16,340	4.30%

W.P. Carey Inc. - REIT Stock	Offering Sponsor	988,975	63,213	6.80%

Wheeler - REIT Stock	Offering Sponsor	88,500	1,150	1.30%

The table above represents the offerings that the Company's Manager has been involved in in recent history.

25422 Trabuco Rd, #105-244, Lake Forest, CA 92730 (949) 855-8399

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Part II – Offering Circular

Offering Circular Cover Page

2.

If you intend on making written offers using your preliminary offering circular prior to qualification of your offering statement, please include the legend required by Rule 254(a) of the Securities Act.

The Company does not intend on using the offering circular prior to qualification.

3.

We note your disclosure on page 40 of the limitations on the transfer of partnership interests. Please include a statement on your prospectus cover page regarding the limitations on transferability of the securities being registered and cross-reference the disclosure on page 40. Refer to Item 1 of Form S-11.

The following information has been added:

The transfer of Interests is limited. A Limited Partner may assign, his, her or its Interests only if only if certain conditions set forth in the Partnership Agreement are satisfied. Please see those conditions on page 39 under "SUMMARY OF PARTNERSHIP AGREEMENT-Withdrawal, Redemption Policy and Other Events of Dissociation."

Risk Factors, page 7

4.

We note your disclosure on page 14 that you do not believe that you will be deemed an investment company because you do not intend on trading securities. We also note your disclosure on page 4 that you may purchase other real estate investments including equity in other real estate entities and debt related to properties. Please revise to reconcile this inconsistency.

We have removed this sentence here and throughout.

Use of Proceeds, page 18

5.

The use of proceeds table indicates that there are no offering expenses associated with the offering; however, footnote 1 indicates that offering expenses will total $60,000. Footnote 1 also states that the General Partner intends to provide for these offering expenses in exchange for General Partner Interests in the company. Please confirm that the General Partner will fund the offering costs and revise the table to identify such costs.

25422 Trabuco Rd, #105-244, Lake Forest, CA 92730 (949) 855-8399

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The General Partner intends to fund the offering costs. We have revised the table per this comment.

	Minimum	25%	50%	75%	100%
Interests Sold	1,000	12,500	25,000	37,500	50,000
Gross Proceeds	$1,000,000	$12,500,000	$25,000,000	$37,500,000	$50,000,000
Offering Expenses[1]	$60,000	$60,000	$60,000	$60,000	$60,000
Selling Commissions & Fees[2]	$0	$0	$0	$0	$0
Net Proceeds	$940,000	$12,440,000	$24,940,000	$37,440,000	$49,940,000
Acquisitions[3]	$811,000	$11,580,000	$23,370,000	$35,160,000	$46,960,000
Related Acquisition Costs[4]	$44,000	$636,900	$1,285,350	$1,933,800	$2,585,000
Working Capital[5]	$60,000	$198,100	$254,650	$316,200	$360,000
Legal and Accounting	$25,000	$25,000	$30,000	$30,000	$35,000
Total Use of Proceeds	$1,000,000	$12,500,000	$25,000,000	$37,500,000	$50,000,000

Investment Policies of Company, page 24

6.

Please disclose your anticipated portfolio composition, including the percentage of assets you anticipate will be invested in real estate properties, securities in other real estate entities, and debt related to properties. Please also state the company's policy as to the amount or percentage of assets which will be invested in any specific investment. Refer to Item 13 of Form S-11.

We have added the following sentence:

We believe 100% of our portfolio will consist of real estate properties.

Overview, page 26

25422 Trabuco Rd, #105-244, Lake Forest, CA 92730 (949) 855-8399

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Lagging New Supply, page 34

7.

We note your statement that Cullor Asset Management, believes the combination of improving economic conditions, pent up household formation, and lack of new supply provide an excellent investment opportunity in multi-family housing. Please obtain and file this third party's consent as an exhibit. Refer to Item 17, paragraph 11, of Form 1-A.

This was typo. It has been revised to read:

The Manager believes this combination of improving economic conditions, pent up household formation, and lack of new supply provide an excellent investment opportunity in multi-family housing.

Summary of Partnership Agreement, page 37

8.

It appears that the company will only pay distributions out of operating cash flow or from proceeds of a Capital Transaction. Please confirm or revise to clarify if distributions may be paid from other sources, such as proceeds of the offering and borrowings. Please also include risk factor disclosure, to the extent applicable.

Distributions will only be paid from operating cash flow or from proceeds of a Capital Transaction.

We currently have the following risk factors:

We do not set aside funds in a sinking fund to pay distributions or redeem the Interests, so you must rely on our revenues from operations and other sources of funding for distributions and withdrawal requests. These sources may not be sufficient to meet these obligations.

We do not contribute funds on a regular basis to a separate account, commonly known as a sinking fund, to pay distributions on or redeem the Interests at the end of the applicable non-withdrawal period. Accordingly, you will have to rely on our cash from operations and other sources of liquidity, such as borrowed funds and proceeds from future offerings of securities, for distributions payments and payments upon withdrawal. Our ability to generate revenues from operations in the future is subject to general economic, financial, competitive, legislative, statutory and other factors that are beyond our control. Moreover, we cannot assure you that we will have access to additional sources of liquidity if our cash from operations are not sufficient to fund distributions to you. Our need for such additional sources may come at undesirable times, such as during poor market or credit conditions when the costs of funds are high and/or other terms are not as favorable as they would be during good market or credit conditions. The cost of financing will directly impact our results of operations, and financing on less than favorable terms may hinder our ability to make a profit. Your right to receive distributions on your Interests is junior to the right of our general creditors to receive payments from us. If we do not have sufficient funds to meet our anticipated future operating expenditures and debt repayment obligations as they become due, then you could lose all or part of your investment. We currently do not have any revenues.

25422 Trabuco Rd, #105-244, Lake Forest, CA 92730 (949) 855-8399

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Our ability to make distributions to our Limited Partners is subject to fluctuations in our financial performance, operating results and capital improvement requirements.

Currently, our strategy includes paying a preferred return to investors under this Offering that would result in a return of approximately 6% annualized return on investment, of which there is no guarantee. In the event of downturns in our operating results, unanticipated capital improvements to our properties, or other factors, we may be unable to declare or pay distributions to our Limited Partners. The timing and amount of distributions are the sole discretion of our General Partner who will consider, among other factors, our financial performance, any debt service obligations, any debt covenants, our taxable income and capital expenditure requirements. We cannot assure you that we will generate sufficient cash in order to fund distributions.

Withdrawal, Redemption Policy and Other Events of Dissociation, page 40

9.

You state that a Limited Partner may request for withdrawal and may receive a 100% return of capital provided the Limited Partner has been a Limited Partner for at least 12 months and the Limited Partner provides a withdrawal request at least 90 days prior to such withdrawal. On page 8 you state that redemption is subject to a penalty up until the third year of ownership. Please revise to ensure consistency.

The line on page 8 referring to a penalty has been struck.

Security Ownership of Certain Beneficial Owners and Management, page 42

10.

Please revise the "limited partnership interests" column of your beneficial ownership table to correctly refer to general partnership interests. Please also revise to disclose the natural person(s) with voting and/or investment control of the shares held by Madyson Capital Management LLC.

This is has been revised.

Director, Executive Officers, Promoters and Control Persons, page 42

11.

With respect to the principals of the General Partners, please revise your disclosure to include the name and principal business of any corporation or other organization in which their occupations and employment were carried on. Refer to Item 21 of Form S-11 and Item 401 of Regulation S-K.

We made multiple revisions to this section in order to comply with this comment.

25422 Trabuco Rd, #105-244, Lake Forest, CA 92730 (949) 855-8399

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Executive Compensation, page 44

12.

We note your disclosure that the General Partner will receive 75% of distributions available after the Limited Partners have received their Preferred Return. We also note your disclosure on page 45 that the General Partner will receive a 65% distribution after the Limited Partners have received their Preferred Return. Last, we note the discussion on page 37, indicating that after paying the preferred return to Limited Partners the Partnership will distribute 65% to the Limited Partners in proportion to their Percentage Interests, and 35% to the General Partner. Please revise for consistency.

This was a typo and has been corrected to read:

The General Partner shall receive reimbursement for expenses incurred on behalf of the Company. The General Partner will also receive 65% of distributions available after the Limited Partners have received their Preferred Return, annualized and paid quarterly.

Certain Relationships and Related Party Transactions, page 45

13.	Please revise to estimate front-end fees, such as acquisition fees, to be paid during the first fiscal year of operations or advise.

The Manager does not intend on receiving any acquisition fees or other front end fees.

Thank you.

Sincerely,

/s/ Jillian Sidoti

Jillian Sidoti

Securities Counsel for the Company

25422 Trabuco Rd, #105-244, Lake Forest, CA 92730 (949) 855-8399

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